FORM 11-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
         1934

For the fiscal year ended December 31, 1999

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
         1934

For the transition period from_____________________to_________________________

Commission file number 1-7910

A.       Full Title of the Plan

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

B.       Exact Name of Issuer of the Securities held pursuant to the Plan

TOSCO CORPORATION

Nevada (State or other jurisdiction of incorporation or organization)	95-1865716 (I.R.S. Employer Identification No.)

72 Cummings Point Road Stamford, Connecticut (Address of principal executive offices)	06902 (Zip Code)

Registrant's telephone number, including area code: (203) 977-1000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

X  Yes __ No

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

AS OF DECEMBER 31, 1999 AND 1998 AND
FOR THE YEAR ENDED DECEMBER 31, 1999

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page(s)

Report of Independent Accountants Financial Statements:	1

Statements of Net Assets Available for Benefits with Fund Information as of December 31,
1999 and 1998

Statement of Changes in Net Assets Available for Benefits with Fund Information for the year ended December 31, 1999

Notes to Financial Statements

2-3 4-5 6-10

Supplemental Schedules:

Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1999 Item 27(d) - Schedule of Reportable (5%) Transactions for the year ended December 31, 1999	11 12

Consent of Independent Accountants Signatures	13 14

Report of Independent Accountants

To the Plan Administrator
Tosco Corporation Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (the “Plan”) at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, and reportable (5%) transactions for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan’s management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 26, 2000

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1999 AND 1998

                                                                Participant Directed
                               ----------------------------------------------------------------------------
                                 Vanguard     Collective   Growth and   Tosco      Phillips
                               Mutual Funds    Income       Income      Stock     Petroleum       Loan
                                  (Page 3)      Fund         Fund       Fund      Stock Fund      Fund       Total
                               ------------   ----------   ----------- --------   ------------   --------    -------
 DECEMBER 31, 1999
 Investments at fair value:
   Mutual funds               $284,666,771   $   -        $4,886,151  $   -        $   -          $  -   $289,552,922
   Common or collective trust
     fund                                     43,256,949                                                   43,256,949
   Common stock                                                        50,687,165  2,451,771               53,138,936
   Loans to participants                                                                       6,876,226    6,876,226
                              -------------  -----------  ----------------------- ----------   ---------- ------------
 Total investments            $284,666,771   $43,256,949  $4,886,151  $50,687,165 $2,451,771  $6,876,226 $392,825,033

 Receivables                         3,062            72          88          657                               3,879
                              -------------  ------------ ----------------------- ----------   ---------- ------------
 Net assets available for
     benefits                 $284,669,833   $43,257,021  $4,886,239  $50,687,822 $2,451,771  $6,876,226 $392,828,912
                              =============  ===========  ======================= ==========  ========== ============

 DECEMBER 31, 1998
 Investments at fair value:
   Mutual funds               $212,566,923   $    -       $3,943,062  $   -       $   -        $  -       $216,509,985
   Common or collective trust
     fund                                     42,638,446                                                    42,638,446
   Common stock                                                        43,415,945  2,717,197                46,133,142
   Loans to participants                                                                        5,065,650    5,065,650
                              -------------  -----------  ----------------------- ----------   ----------  -----------
 Total investments             212,566,923    42,638,446   3,943,062   43,415,945  2,717,197    5,065,650  310,347,223

 Receivables                        21,289           984       1,282        3,970                               27,525
                              -------------  -----------  ----------------------- -----------  ----------  -----------
 Net assets available for
     benefits                 $212,588,212   $42,639,430  $3,944,344  $43,419,915 $2,717,197   $5,065,650 $310,374,748
                              =============  ===========  =========== ============ ===========  =========== ===========

        The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
VANGUARD MUTUAL FUNDS
DECEMBER 31, 1999 AND 1998

                                                            Participant Directed
                            ----------------------------------------------------------------------------
                                                                                              Inter-       Total
                                                      Money Market  Index 500  Long-Term      national    Vanguard
                            Primecap     Wellington    Reserves     Portfolio  U.S. Treasury  Growth       Mutual
                              Fund         Fund         Fund          Fund     Bond Fund      Fund         Funds
                            ------------ -----------  ------------- ---------- ----------- ----------     ----------
 DECEMBER 31, 1999
 Investments at fair value:
   Mutual funds             $117,795,213 $50,655,152  $20,547,988   $77,869,998 $6,675,881   $11,122,539  $284,666,771

 Receivables                         847         700          130         1,017        182           186         3,062
                            ------------ -----------  ------------  ----------- -----------  -----------  ------------
 Net assets available for
   benefits                 $117,796,060 $50,655,852  $20,548,118   $77,871,015 $6,676,063   $11,122,725  $284,669,833
                            ============ ===========  ============  =========== ==========   ===========  ============

 DECEMBER 31, 1998
 Investments at fair value:
   Mutual funds              $74,120,857 $51,190,326  $15,105,675   $56,540,086 $8,149,034    $7,460,945  $212,566,923

 Receivables                       4,781       7,738        2,496         3,663      1,351         1,260        21,289
                            ------------ -----------  ------------  ----------- -----------  -----------  ------------
 Net assets available for
   benefits                  $74,125,638 $51,198,064  $15,108,171   $56,543,749 $8,150,385    $7,462,205  $212,588,212
                            ============ ===========  ===========   =========== ==========   ===========  ============

        The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                               Participant Directed
                           -------------------------------------------------------------------------------
                            Vanguard     Collective     Growth and    Tosco       Phillips
                           Mutual Funds   Income         Income       Stock      Petroleum       Loan
                             (Page 5)      Fund           Fund        Fund       Stock Fund      Fund       Total
                           ------------  ----------     ----------   ---------  ------------    -------   --------
Additions to net assets
  attributed to:
  Investment income:
    Net appreciation
     (depreciation)
     in fair value of
      investments            34,066,544   $   -         $(896,683)   $3,049,500   $215,658      $  -     $36,435,019
    Interest and dividends   16,210,984    2,462,638    1,100,601       438,801     71,996      492,329   20,777,349
                            ------------  -----------   ------------ ----------- ----------     -------- -----------
  Total investment income    50,277,528    2,462,638      203,918     3,488,301    287,654      492,329   57,212,368
                            ------------  -----------   ------------ ----------- ----------     -------- -----------
  Contributions:
    Employer                 15,283,855      801,524      477,702     4,477,058                           21,040,139
    Participants             19,142,239      986,024      639,900     5,519,004                           26,287,167
    Rollovers                 1,653,308       24,712       47,216       352,531                            2,077,767
                            ------------  -----------   ----------- ----------- ----------     --------  -----------
  Total contributions        36,079,402    1,812,260    1,164,818    10,348,593                           49,405,073
                            ------------  -----------   ----------- ----------- ----------     --------  -----------
Total additions              86,356,930    4,274,898    1,368,736    13,836,894    287,654      492,329  106,617,441
                            ------------  -----------   ----------- ----------- ----------     --------  -----------
Deductions from net assets
    attributed to:
    Benefits paid to
     participants            16,729,894    4,031,267      372,302     2,218,307    541,462      261,778   24,155,010
    Loan activity, net        1,134,734      (25,873)      36,742       434,422              (1,580,025)      -
    Other, net                   12,289                                  (4,042)        20                     8,267
                            ------------  -----------   ------------ ----------- ----------  ----------- -----------
Total deductions             17,876,917    4,005,394      409,044     2,648,687    541,482   (1,318,247)  24,163,277

Net increase (decrease)
  before interfund transfers 68,480,013      269,504      959,692    11,188,207   (253,828)   1,810,576   82,454,164

Interfund transfers           3,601,608      348,087      (17,797)   (3,920,300)   (11,598)                   -
                            ------------  -----------   ----------- ----------- ----------    ---------  -----------
Net increase (decrease)      72,081,621      617,591      941,895     7,267,907   (265,426)   1,810,576   82,454,164

Net assets available for
  benefits, December 31,
   1998                     212,588,212   42,639,430    3,944,344    43,419,915  2,717,197    5,065,650  310,374,748
                            ------------  -----------   ----------- ----------- ----------    ---------  -----------
Net assets available for
  benefits, December 31,
   1999                    $284,669,833  $43,257,021   $4,886,239   $50,687,822 $2,451,771   $6,876,226 $392,828,912
                           ============  ===========   ==========   =========== ==========   ========== ============

        The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
VANGUARD MUTUAL FUNDS
FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                           Participant Directed
                              --------------------------------------------------------------------------------
                                                                                                                 Total
                                                        Money Market  Index 500    Long-Term    International  Vanguard
                              Primecap     Wellington    Reserves    Portfolio   U.S. Treasury   Growth        Mutual
                                Fund         Fund         Fund         Fund       Bond Fund      Fund          Funds
                              ---------    ----------   ------------ ----------- --------------------------- --------------
Additions to net assets
 attributed to:
  Investment income (loss):
    Net appreciation
      (depreciation)
      in fair value of
      investments             $24,115,889  $(2,296,341)   $  -      $11,735,335  $(1,217,547)  $1,729,208   $34,066,544
    Interest and dividends      8,505,309    4,487,025     844,439    1,313,964      523,469      536,778    16,210,984
                              -----------  ------------   ----------------------  -----------  -----------  -----------
  Total investment income
     (loss)                    32,621,198    2,190,684     844,439   13,049,299     (694,078)   2,265,986    50,277,528
                              -----------  ------------   ----------------------  -----------  -----------  -----------
  Contributions:
    Employer                    4,909,482    2,895,786   1,245,062    4,751,585      597,419      884,521    15,283,855
    Participants                6,370,575    3,577,227   1,221,961    6,136,917      713,644    1,121,915    19,142,239
    Rollovers                     484,789      258,360     207,745      606,706       39,905       55,803     1,653,308
                              -----------  ------------  ---------- ------------  -----------  -----------  -----------
  Total contributions          11,764,846    6,731,373   2,674,768   11,495,208    1,350,968    2,062,239    36,079,402
                              -----------  ------------  ---------- ------------  -----------  -----------  -----------
Total additions                44,386,044    8,922,057   3,519,207   24,544,507      656,890    4,328,225    86,356,930

Deductions from net assets
 attributed to:
  Benefits paid to
  participants                  6,158,555    3,741,371   1,890,909    3,752,379      800,729      385,951    16,729,894
  Loan activity, net              370,785      106,707     143,261      422,910       25,073       65,998     1,134,734
  Other, net                       (2,102)       3,038       7,533        2,780           80          960        12,289
                               -----------  ------------ ----------  ----------   -----------  -----------  -----------
Total deductions                6,527,238    3,851,116   2,041,703    4,178,069      825,882      452,909    17,876,917
                              -----------  ------------  ----------  ----------   -----------  -----------  -----------
Net increase (decrease)
  before interfund transfers   37,858,806    5,070,941   1,477,504   20,366,438     (168,992)   3,875,316    68,480,013

Interfund transfers             5,811,616   (5,613,153)  3,962,443      960,828   (1,305,330)    (214,796)    3,601,608
                              -----------  ------------  ---------  -----------   -----------  -----------  -----------
Net increase (decrease)        43,670,422     (542,212)  5,439,947   21,327,266   (1,474,322)   3,660,520    72,081,621

Net assets available for
   benefits, December 31,
   1998                        74,125,638   51,198,064  15,108,171     56,543,749    8,150,385    7,462,205   212,588,212
                              -----------  ------------ -----------   ------------  -----------  -----------  -----------
Net assets available for
   benefits, December 31,
   1999                      $117,796,060  $50,655,852 $20,548,118    $77,871,015   $6,676,063  $11,122,725  $284,669,833
                             ============  =========== ===========    ===========   ==========  ============ ============

The accompanying notes are an integral part of these financial statements.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS

1.   Description of Plan

The following description of the Tosco Corporation Capital Accumulation Plan (the “Plan”) provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan’s provisions.

General
The Plan, established in 1976, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering eligible full-time employees of Tosco Corporation (the “Sponsor”) and subsidiaries who have reached the age of 21. Highly compensated employees (employees making more than $80,000 per year) in 1999 can enroll in and contribute to the Plan after one continuous year of employment with the Sponsor. All other eligible employees can enroll in and contribute to the Plan in the month following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and is being administered by the Vanguard Group (“Vanguard”). Vanguard is also maintaining the individual participant account records and serving as custodian for the Plan’s investments.

Contributions
Participants may contribute between 2 and 15 percent of their eligible compensation (up to $160,000 in 1999) to the Plan on a pre-tax basis, after-tax basis, or a combination of both, in 1% increments. Pre-tax contributions could not exceed $10,000 in 1999. After a participant has completed one year of continuous service, the Sponsor contributes an amount equal to the first 6% of compensation contributed by a participant during each pay period (the “Matching Contribution”). The Matching Contribution level is reduced from 100% to 75% if an employee has participated in the Plan for less than five years.

Also after the completion of one year of continuous service, the Sponsor makes additional non-matching contributions of 5% (the “Pension Contribution”) and 2% (the “Profit Sharing Contribution”) of eligible compensation (up to $160,000 in 1999) to certain participants. The Pension Contribution is made to certain eligible employees who do not participate in the Tosco Pension Plan, a defined benefit pension plan. The Profit Sharing Contribution is made to certain eligible employees, as defined by the Plan Agreement. The Pension Contribution and Profit Sharing Contribution are available for withdrawal when the participant retires or ceases employment with the Sponsor. Effective January 1, 1998, the Plan was amended so that the Profit Sharing Contribution will not be offered to employees who were not receiving the contribution as of December 31, 1997. Participants receiving the Profit Sharing Contribution as of December 31, 1997 will continue to receive the contribution.

Participant investment choice dictates the allocation of the Sponsor’s contributions. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is directly credited with the participant’s contribution and the Sponsor’s matching contribution. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant’s account based on the ratio of that participant’s account balance by investment fund to the total of the investment fund portion of all participants’ account balances. The benefit to which a participant is entitled to is solely that which can be provided from the participant’s account.

Vesting
Employees are immediately vested in their individual and in the Sponsor’s contributions, including earnings thereon.

Loans to Participants
The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate plus 1% on the origination date. A loan from the Plan will be made for up to the lesser of 100% of the participant’s pre-tax contributions or 50% of the participant’s total account balance, with a maximum of $50,000 and a minimum of $1,000. The maturity on these loans is not to exceed five years. The participants are required to pay all loan origination and administrative fees. All interest payments made under the terms of the loan will be credited to the participant’s account and not considered general earnings of the Plan. Participants’ loans are repaid through payroll deductions and are collateralized by the participants’ vested account balances. Loans outstanding are included in the loan fund in the accompanying financial statements.

Payment of Benefits
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the Plan. Married participants may not elect such other forms without the consent of their spouse. Any whole shares of stock in a participant’s stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

Administration Fees
All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor and are not reflected in the Plan’s financial statements.

2.  Significant Accounting Policies

Basis of Presentation
The Plan's financial statements are presented on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments
The Plan’s investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Common and collective trust fund holdings are valued at contract value plus accrued income that approximates fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan’s statement of changes in net assets includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.  Investments

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant’s current contribution designation. The characteristics of the different funds are as follows:

Primecap Fund
The Primecap Fund invests principally in a portfolio of common stocks of quality companies with perceived undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

Wellington Fund
The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund’s securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

Money Market Reserves Fund
The Money Market Reserves Fund invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

Index 500 Portfolio Fund
The Index 500 Portfolio Fund invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor’s Composite Stock Price Index).

Long-Term U.S. Treasury Bond Fund
The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

International Growth Fund
The International Growth Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

Collective Income Fund
The Collective Income Fund represents a proportional share of the American Express Trust Income Fund III (the “Fund”) which invests in a diversified portfolio of fixed income securities, investment contracts, and money market instruments. The combination of the interest earned on investments, less American Express’ costs of administering the fund, determines the fund’s rate of return.

Growth and Income Fund
The Growth and Income Fund invests primarily in equity securities, including common stock and securities convertible to common stock, of financially strong companies that offer high growth rates at attractive valuations. The portfolio may also include dividend-paying equity securities, fixed income securities, and money market instruments.

Tosco Stock Fund
The Tosco Stock Fund invests primarily in Tosco Corporation Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

Phillips Petroleum Stock Fund
The Phillips Petroleum Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

Loan Fund
The Loan Fund represents amounts borrowed by participants against their individual accounts. All loans are collateralized by the participants' account balance.

As of December 31, 1999 and 1998 the Plan investments were as follows:

                                                 Number of       Fair Value
     December 31, 1999                         Participants        per Unit       Fair Value
     -----------------                         -------------     -----------      -----------
     Vanguard mutual funds:
         Primecap Fund (a)                         3,852         $   62.07      $ 117,795,213
         Wellington Fund (a)                       2,753             27.96         50,655,152
         Money Market Reserves Fund (a)            1,281              1.00         20,547,988
         Index 500 Portfolio Fund (a)              3,722            135.33         77,869,998
         Long-term U.S. Treasury Bond Fund           870              9.67          6,675,881
         International Growth Fund                 1,330             22.49         11,122,539
     Collective Income Fund (a)                      855             14.48         43,256,949
     Growth and Income Fund                          796             14.60          4,886,151
     Tosco Stock Fund (a)                          3,777             32.47         50,687,165
     Phillips Petroleum Stock Fund                    22             54.74          2,451,771
     Loan Fund                                     1,145                            6,876,226
                                                                                --------------
                                                                                $ 392,825,033
                                                                                ==============

                                                 Number of       Fair Value
     December 31, 1998                         Participants       per Unit         Fair Value
     -----------------                         ------------      -----------       -----------
     Vanguard mutual funds:
         Primecap Fund (b)                         3,560         $   47.66      $  74,120,857
         Wellington Fund (b)                       2,873             29.35         51,190,326
         Money Market Reserves Fund                1,300              1.00         15,105,675
         Index 500 Portfolio Fund (b)              3,438            113.95         56,540,086
         Long-term U.S. Treasury Bond Fund           915             11.36          8,149,034
         International Growth Fund                 1,336             18.77          7,460,945
     Collective Income Fund (b)                      899             13.66         42,638,446
     Growth and Income Fund                          765             17.88          3,943,062
     Tosco Stock Fund (b)                          3,935             30.83         43,415,945
     Phillips Petroleum Stock Fund                    25             49.65          2,717,197
     Loan Fund                                       956                            5,065,650
                                                                                --------------
                                                                                $ 310,347,223
                                                                                ==============
(a)	This investment represents more than 5% of the Plan’s net assets available for benefits as of December 31, 1999.

(b)	This investment represents more than 5% of the Plan’s net assets available for benefits as of December 31, 1998.

4.  Federal Income Tax Status

The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, management believes that the Plan, as amended, is in compliance with the Code, therefore no provision for income taxes has been included in the Plan’s financial statements.

5.  Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan’s assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

6.  Party-In-Interest Transactions

Certain investments of the Plan are in shares of mutual funds managed by Vanguard. As Vanguard is the Plan’s administrator, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor’s Common Stock. These transactions also qualify as Party-In-Interest transactions.

During the year ended December 31, 1999, the Sponsor paid administrative expenses totaling $171,401 on behalf of the Plan.

8.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1999 and 1998 as reflected in these financial statements to the amounts reflected in the Plan’s Form 5500:

                                                                                              1999            1998
                                                                                        ---------------   -------------
     Net assets available for benefits as reported in the financial statements          $  392,828,912    $ 310,374,748
     Amounts allocated to withdrawing participants                                          (2,089,460)      (2,825,297)
                                                                                        ---------------   -------------
     Net assets available for benefits as reported in the Form 5500                     $  390,739,452    $ 307,549,451
                                                                                        ===============   =============

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1999 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

     Benefits paid to participants as reported in the financial statements              $   24,155,010
     Amount allocated to withdrawing participants at December 31, 1999                       2,089,460
     Amount allocated to withdrawing participants at December 31, 1998                      (2,825,297)
                                                                                        ---------------
     Benefits paid to participants as reported in the Form 5500                         $   23,419,173
                                                                                        ===============

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                                                                                        Current
Identity of Issue, Borrower, Lessor or Similar Party    Description of Investment      Cost              Value
----------------------------------------------------    -------------------------     -----------       ------------
(a) Vanguard / Primecap Fund                                1,897,780 shares          $73,877,007       $117,795,213

(a) Vanguard / Wellington Fund                              1,811,701 shares           47,507,781         50,655,152

(a) Vanguard Money Market Reserves - Federal Portfolio     20,547,988 shares           20,547,988         20,547,988

(a) Vanguard Index Trust - 500 Portfolio                      575,408 shares           50,354,651         77,869,998

(a) Vanguard Fixed Income Fund - LT U.S. Treasury Portfolio   690,371 shares            7,187,218          6,675,881

(a) Vanguard International Growth Portfolio                   494,555 shares            8,969,949         11,122,539

    American Express Trust Income Fund III                  2,987,358 units            38,718,381         43,256,949

    Warburg Pincus Growth & Income Fund                       334,668 shares            5,737,545          4,886,151

(a) Tosco Stock Fund (b)                                    1,561,046 units            44,047,620         50,687,165

    Phillips Petroleum Stock Fund (c)                          44,789 units               876,451          2,451,771

    Loans to Participants                             Interest rates from 7% to 10%
                                                      and maturities through 2004                          6,876,226
                                                                                                        -------------
                                                                                                        $392,825,033
(a) (b) (c)	Investment qualifies as a party-in-interest for the Plan. Consists primarily of Tosco Corporation common stock. Consists primarily of Phillips Petroleum Company common stock.

TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

 PUCHASES
                                                                                   Number of        Purchase
 Identity of Party Involved      Description of Asset                              Transactions      Price
-----------------------------    ------------------------------------------------- -------------    -----------
 The Vanguard Group              Vanguard / Primecap Fund                              243          $38,100,410

 The Vanguard Group              Vanguard Money Market Reserves - Federal Portfolio    236           18,590,765

 The Vanguard Group              Vanguard Index Trust - 500 Portfolio                  234           28,667,110

 Tosco Corporation               Tosco Corporation Common Stock                        210           19,967,923

 SALES
                                                                    Number of   Selling       Cost of    Net Gain
 Identity of Party Involved    Description of Asset               Transactions   Price          Asset     or (Loss)
----------------------------  ----------------------------------  ------------  -----------  -----------  ---------
 The Vanguard Group           Vanguard / Primecap Fund              242         $18,545,385  $14,406,973  $4,138,412

 The Vanguard Group           Vanguard Index Trust - 500 Portfolio  243         19,072,534    16,125,837   2,946,697

 Tosco Corporation            Tosco Corporation Common Stock        247         15,751,345    15,247,384     503,961

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated June 26, 2000 relating to the financial statements and financial statement schedules of the Tosco Corporation Capital Accumulation Plan as of December 31, 1999 and 1998, and for the year ended December 31, 1999, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Phoenix, Arizona
June 28, 2000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TOSCO CORPORATION (Registrant) TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

Date: June 28, 2000	By: /s/ WANDA WILLIAMS (Wanda Williams) Vice President - Human Resources

By: /s/ RANDALL S. SCHULTZ (Randall S. Schultz) Plan Administrator